FINAL TERM SHEET

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

dated January 12, 2024

Relating to

Preliminary Prospectus Supplement

dated January 12, 2024 and

Prospectus dated November 16, 2021

Registration No. 333-261119-01

KITE REALTY GROUP, L.P.

Pricing Term Sheet

$350 million 5.500% Senior Notes due 2034

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement dated January 12, 2024 (the “Preliminary Prospectus Supplement”) of Kite Realty Group, L.P. (“we,” “our,” or “us”) and the accompanying prospectus dated November 16, 2021 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Kite Realty Group, L.P.

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 (stable) / BBB- (positive) / BBB (stable)

Securities Offered:	5.500% Senior Notes due 2034

Security Type:	Senior Unsecured Notes

Possible Future Guarantee:	As set forth in the Preliminary Prospectus Supplement

Pricing Date:	January 12, 2024

Settlement Date:	January 17, 2024 (T+2)

Stated Maturity Date:	March 1, 2034

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2024

Principal Amount:	$350 million

Public Offering Price:	98.670%

Benchmark Treasury:	4.500% due November 15, 2033

Benchmark Treasury Price / Yield:	104-08 / 3.973%

Spread to Benchmark Treasury:	+170 basis points

Yield to Maturity:	5.673%

Coupon:	5.500%

Optional Redemption:	Prior to December 1, 2033 (three (3) months prior to the Stated Maturity Date) (the “Par Call Date”), make whole redemption at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 30 basis points, plus accrued and unpaid interest. On or after the Par Call Date, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

CUSIP / ISIN:	49803XAE3 / US49803XAE31

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC PNC Capital Markets LLC BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC KeyBanc Capital Markets Inc.

Senior Co-Managers:	Regions Securities LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Capital One Securities, Inc. Samuel A. Ramirez & Company, Inc. Scotia Capital (USA) Inc. Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or UK.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, or PNC Capital Markets LLC toll-free at 1-855-881-0697.